Filed by Vast Solar Pty Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is an article published by The Australian Financial Review on February 15, 2023 about Vast Solar Pty Ltd and its proposed business combination with Nabors Energy Transition Corp.

Australian solar outfit heads for New York listing after deal

Angela Macdonald-Smith Senior resources writer

Feb 15, 2023 – 12.55pm

Australian solar power technology outfit Vast Solar is heading for a listing on the New York Stock Exchange after inking a deal with so-called blank cheque company Nabors Energy Transition Corp that values the combined group at up to $US586 million ($840 million).

The proposed deal, announced overnight Australian time, is set to provide funds of up to $US351 million to Vast Solar, effectively locking in the equity financing needed for a $203 million project using the technology to be built in South Australia.

Vast Solar this week won $65 million of funding from the Australia Renewable Energy Agency for its VS1 concentrated solar project near Port Augusta, for which a concessional federal government loan is also under negotiation.

The funds raised through the US deal would also support the development of other projects in target markets and the deployment of manufacturing plants – initially in Australia – to support the roll-out of third-party projects using Vast Solar’s technology.

Vast Solar chief executive Craig Wood said the deal with Nabors Energy, an affiliate of US-listed oil and gas drilling fleet owner Nabors Industries, would accelerate the deployment of the Australian company’s technology globally, starting with the Port Augusta project.

The decision to proceed with a deal with the US special purpose acquisition (SPAC) company – a sector that has fallen out of favour over the last 18 months as IPO windows have shut around the world – followed the consideration of other funding options to support Vast Solar’s capital-intensive development plans,

“The US capital markets are just deeper than what’s available in Australia, which both now and in the medium to longer term plays into things,” Mr Wood told The Australian Financial Review.

He also pointed to strategic benefits from linking up with Nabors, a key supplier of drilling services to Saudi Aramco, including access to two of Vast Solar’s target markets, the US and Middle East.

Vast Solar’s current owner, AGCentral owned by Johnny Kahlbetzer of the Rich Lister Kahlbetzer family, will put an additional $US15 million of new equity into the combined company, as will Nabors. The existing owners would not take any money off the table, Mr Wood said.

The deal should result in the listing of Vast shares on the New York Stock Exchange around the end of the June quarter or early in the September quarter. Where the valuation of the combined company would land in between the cited range of $US305 million and $US586 million would depend on the redemption rate during the listing process, with typical redemptions in the recent past of 80-90 per cent suggesting it would land toward the lower end, Mr Wood said.

Nabors Energy president and CEO Anthony Petrello endorsed the potential of Vast Solar’s technology, which is intended to beat the weather-dependence of solar power by combining solar power generation with a sodium-based energy gathering system and a storage system using molten salt. The energy can be later used as either electricity or heat.

Mr Petrello said the process “has the potential to deliver low-cost, clean, renewable and dispatchable power and heat, a combination that no other technology has yet been able to achieve”.

“We believe Vast is a unique entry point into a market with massive growth potential,” he told investors on a teleconference.

The VS1 project, which is targeted for a final investment decision in the December quarter, is set to be the first utility-scale plant utilising the technology.

Vast has several others in earlier stages of development, including a solar methanol project at Port Augusta, a 50MW concentrated solar project in Mount Isa and a 150MW project in Port Augusta that would follow the others once they are completed.

Vast will remain headquartered in Sydney and will retain its name after completion of the deal.

Important Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed Business Combination, Vast will file with the SEC a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed Business Combination and (ii) a preliminary proxy statement of NETC to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s stockholders with respect to the proposed Business Combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries, Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed Business Combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section of the Appendix titled "Summary Risk Factors" attached to this Presentation and will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations and projections can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 28, 2022 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

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